June 22, 2022
Ms. Ibolya Ignat
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zentalis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-339263
Dear Ms. Ignat and Ms. Mast:
Zentalis Pharmaceuticals, Inc. (the “Company”, “Zentalis,” “we” or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on June 9, 2022 related to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 24, 2022. References herein to the “Prior Response Letter” refer to the response letter dated May 26, 2022 submitted by the Company in response to the comments of the Staff received by the Company on May 12, 2022.
Form 10-K for the Fiscal Year Ended December 31, 2021
Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Transactions, page F-16

1.
We refer to your response to prior comment 1. While we acknowledge your response, please provide us further information so that we may better understand your accounting analysis. In this regard:
•Explain to us how your May 2020 collaboration agreement with Zentera was evaluated in accordance with ASC 810 subsequent to the Series B financing, and provide us your analysis. Address significant terms such as the contract transfer, sale, and termination provisions, as well as the existence of a joint steering or similar committee as applicable, and explain the implications to your analysis.
•Please address the guidance in ASC 810-10-25-23 and paragraphs 810-10-25-21 through 25-38 as they relate to the other investors holding interests in Zentera subsequent to Zentera’s Series B financing during 2021.
•Please explain to us why Zentera’s President and CMO is not considered a de facto agent under ASC 810-10-25-43. If de facto agent determination for Zentera’s President and CMO is applicable, please revise your accounting analysis to account for this fact as appropriate.

Company Response:
The Company respectfully acknowledges the Staff’s comment, and has included each of the Staff’s requests in italics below, followed by the Company’s response to the Staff.

Explain to us how your May 2020 collaboration agreement with Zentera was evaluated in accordance with ASC 810 subsequent to the Series B financing, and provide us your analysis. Address significant terms such as the contract transfer, sale, and termination provisions, as well as the existence of a joint steering or similar committee as applicable, and explain the implications to your analysis.
Our May 2020 collaboration and license agreement with Zentera (the “Collaboration Agreement”) granted Zentera an exclusive, royalty-bearing license under certain Zentalis technologies (ZN-c3, ZN-d5 and ZN-c5 or, collectively, the “Collaboration Products”) to develop and commercialize the Collaboration Products in China, Macau, Hong Kong and Taiwan (the “Zentera Collaboration Territory”), subject to certain rights with respect to the Collaboration Products that we retained.

Milestones/Royalties/Development Costs. Under the Collaboration Agreement, we are eligible to receive future development and regulatory milestones of up to $4.45 million per Collaboration Product and royalties on sale of Collaboration Products in the Zentera Collaboration Territory at a mid- to high-single digit percentage, subject to certain reductions. Zentera is responsible for the costs of developing the Collaboration Products in the Zentera Collaboration Territory while we are responsible for the costs of development outside the Zentera Collaboration Territory.
Sublicense/Assignment. Zentera has the right to sublicense or assign its rights under the Collaboration Agreement subject to certain protective restrictions and an obligation to pay us a portion of sublicensing income received by Zentera or its affiliates in connection with any such transaction.
Termination. The Collaboration Agreement may be terminated by Zentera for convenience if Chinese regulatory approval is not received by certain dates or after Chinese regulatory approval has been received. Each party has the right to terminate the Collaboration Agreement for cause if the other party breaches its obligations and does not cure such breach in a defined time period. Zentalis has the right to terminate the agreement if certain milestones are not met by certain predetermined dates. Either party has the right to terminate the agreement in the event of the other party’s bankruptcy. In the event of a termination of the Collaboration Agreement by Zentera, the rights to the Collaboration Products in the Zentera Collaboration Territory revert to Zentalis and Zentera may obtain the rights to receive certain royalties from Zentalis for certain product sales originating in the Zentera Collaboration Territory.
We evaluated the Collaboration Agreement, in accordance with ASC 810, first to determine whether it gave us the contractual power to direct the activities of Zentera that most significantly impact Zentera’s economic performance. We note that, while Zentera’s activities under the Collaboration Agreement constitute a significant portion of the research and development performed by Zentera to date, the purpose and design of Zentera was not limited to activities under the Collaboration Agreement. Zentera was formed to discover, develop, license and /or acquire technologies and intellectual property to develop drug candidates in China. However, as the initial focus of Zentera did relate to activities related to the collaboration with us, we assessed whether our rights under the Collaboration Agreement gave us power to direct Zentera’s most significant activities. In this context, we considered the governance provisions within the Collaboration Agreement, noting that the Collaboration Agreement provides for the creation of a joint steering committee to oversee and coordinate the development of the Collaboration Products in the Zentera Collaboration Territory. The Collaboration Agreement calls for the joint steering committee to consist of six members, with three of the members selected by Zentalis and three selected by Zentera. The Zentera representatives on the joint steering committee are not related to or affiliated with Zentalis. In the event that the joint steering committee is unable to reach a consensus on a decision, the Collaboration Agreement provides for Zentera to have final decision-making authority for matters pertaining to activities relating to the Zentera Collaboration Territory, while Zentalis has the final decision-making authority for matters pertaining to activities outside the Zentera Collaboration Territory. For certain critical matters, neither party has final decision-making authority, and the Collaboration Agreement calls for such matters to be subject to third party mediation in the event that Zentera and Zentalis are not able to come to a resolution.
Based on our assessment of the terms of the Collaboration Agreement, we have concluded that the Collaboration Agreement does not give Zentalis contractual power to direct the activities of Zentera that most significantly impact Zentera’s economic performance.

Please address the guidance in ASC 810-10-25-23 and paragraphs 810-10-25-21 through 25-38 as they relate to the other investors holding interests in Zentera subsequent to Zentera’s Series B financing during 2021.
ASC 810-10-25-21 through 25-36 addresses the concept of “determining the variability to be considered” in the VIE model. In the case of Zentera, the purpose and design of Zentera was to discover, develop, license and/or acquire technologies and intellectual property to develop drug candidates in China, with the ultimate goal of producing profitable operations and generating returns for the Zentera investors. The variability affecting expected losses and expected residual returns for Zentera is typical for early-stage biotechnology companies - significant losses are expected to be generated for a number of years as drug candidates are researched and developed; profits, when and if realized, are the result of successful development efforts resulting in the eventual sale, out-licensing or successful commercialization of such drug candidates.
ASC 810-10-25-23 states the following:
“For purposes of paragraphs 810-10-25-21 through 25-36, interest holders include all potential variable interest holders (including contractual, ownership, or other pecuniary interests in the legal entity). After determining the variability to consider, the reporting entity can determine which interests are designed to absorb that variability. The cash flow and fair value are methods that can be used to measure the amount of variability (that is, expected losses and expected residual returns) of a legal entity. However, a method that is used to measure the amount of variability does not provide an appropriate basis for determining which variability should be considered in applying the Variable Interest Entities Subsections.”

In assessing “which interests are designed to absorb” Zentera’s variability, we look to the equity structure of Zentera, which consists of common stock and preferred stock. In the event that Zentera produces profitable operations, the equity structure is such that common and preferred stockholders will share those profits on a pro rata basis, commensurate with levels of share ownership. Losses are absorbed initially by common stockholders as a result of liquidation preferences provided to the preferred stockholders, with a return of capital to the preferred stockholders prior to such a return of capital to common stockholders. However, as the design and purpose of the entity, as stated above, is to incur significant losses for a number of years in pursuit of developing drug products for regulatory approval, the existence of liquidation preferences does not significantly protect preferred stockholders from absorbing losses. Preferred stockholders are very much at risk of absorbing losses, along with having the potential to share in residual returns. Therefore, in assessing ASC 810-10-25-23, we concluded that both the common and preferred stock are interests designed to absorb Zentera’s variability.
ASC 810-10-25-37 states that “(t)he initial determination of whether a legal entity is a VIE shall be made on the date at which a reporting entity becomes involved with the legal entity.” Zentera was determined to be a VIE on the date at which Zentalis became involved with the entity and remained a VIE throughout the periods under assessment.
ASC 810-10-25-38 addresses considerations around consolidation based on variable interests. As disclosed in the Prior Response Letter, we assessed whether we were the primary beneficiary in accordance with these paragraphs. We concluded that we were the primary beneficiary until the date of the Series B preferred stock financing and we were not the primary beneficiary for any period subsequent to that date.

Please explain to us why Zentera’s President and CMO is not considered a de facto agent under ASC 810-10-25-43. If de facto agent determination for Zentera’s President and CMO is applicable, please revise your accounting analysis to account for this fact as appropriate.
ASC 810-10-25-43 states that the following are considered to be de facto agents of a reporting entity:
•A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary.
Analysis: This point relates to a business entity and not an individual and is therefore not applicable as it relates to the Zentera President and CMO.
•A party that received its interests as a contribution or a loan from the reporting entity.
Analysis: Zentalis did not fund, loan, or issue the Zentera equity interest held by the Zentera President and CMO. The Zentera President and CMO personally purchased Zentera Series B preferred shares under the same terms and conditions as other purchasers of the Series B preferred shares. The only other Zentera equity interest held by the President and CMO consists of time-based option awards granted to him by the Zentera board in connection with his role as President and CMO of Zentera.
•An officer, employee, or member of the governing board of the reporting entity.
Analysis: The President and CMO of Zentera is not an officer, employee, or member of the governing board of Zentalis, nor is he related to Zentalis in any other way.
•A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have the right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.
Analysis: The CMO and President of Zentera does not have an agreement that he cannot sell, transfer, or encumber his interest in Zentera without the prior approval of Zentalis.
•A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.
Analysis: The Zentera President and CMO had no business relationship with Zentalis or any Zentalis executives prior to his appointment to the role of President and CMO of Zentera. The Zentera President and CMO was hired by Zentera as a result of an executive search led by an external party, not by Zentalis or any Zentalis employee.
Based on this assessment, we concluded that the Zentera President and CMO is not a de facto agent of Zentalis under ASC 810-10-25-43.

If you have any questions or further comments about this response, please contact me by email at mepperly@zentalis.com or by phone at (215) 290-7271.
Sincerely,

/s/ Melissa Epperly
Melissa Epperly
Chief Financial Officer
Zentalis Pharmaceuticals, Inc.

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